Exhibit 10.10

July 14, 2014

Tim Riitters

Re: Employment Terms

Dear Tim:

Pure Storage, Inc. (the “Company”) is pleased to offer you employment with the Company on the following terms.

I.	Employment Position and Duties

You will be employed in the executive position of Chief Financial Officer, and you shall perform the duties of such position as are customary, as specified in the Bylaws of the Company, and as may be required by the Board. You will report to the Company’s Chief Executive Officer and you will be based in the Company’s corporate headquarters located at 650 Castro Street in Mountain View, CA.

II.	Base Salary, Bonus and Benefits

Your annual base salary will be $20,833.33 per month (an annual rate of $250,000), less payroll deductions and withholdings, and will be paid semi-monthly. In addition, you will be eligible to earn a bonus with an annual target of $125,000, paid in quarterly installments, based on the company’s achievement of the Global Bookings target for that quarter as set by the CEO (this bonus will be prorated for the first period based upon your hire date). The quarterly bonus payout will be multiplied by the following achievement factors:

•	0% - 49% achievement: 0% pay-out

•	50% - 74% achievement: 50% pay-out

•	75% - 99% achievement : 75% pay-out

•	100% - 124% achievement: 100% pay-out

•	125% - 149% achievement: 125% pay-out

•	> 149% achievement: 150% pay-out

As a regular, full-time employee, you will be eligible to participate in the Company’s standard employee benefits (pursuant to the terms and conditions of the benefit plans and applicable policies), as and when the Company adopts such benefit plans and programs. A list of the present plans and programs is attached hereto as Exhibit A. The Company retains the discretion to modify employee benefits from time to time in its discretion.

III.	Stock Options

The Company shall grant you an option under the Pure Storage, Inc. 2009 Equity Incentive Plan (the “Plan”) to purchase 1,400,000 shares (the “Option”) of the Company’s Common Stock at fair market value as determined by the Board as of the date of grant (currently with a strike price

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of $8.46 per share, but subject to change with our 409A valuation). Your grant agreement will include a vesting schedule under which 1,050,000 of your shares will vest monthly over four years with a one year cliff beginning on your start date, and 350,000 of your shares will vest monthly over two years beginning on the fourth anniversary of your start date.

If, on or within twelve (12) months after a Change in Control, your employment with the Company terminates either by the Company (or its successor) other than for Cause, or by you due to a resignation for Good Reason, all of the then-unvested shares subject to the Option shall vest effective as of your termination or resignation date. Notwithstanding the foregoing, as a pre-condition of the accelerated vesting referenced in the immediately preceding sentence, you will be required to timely sign, date and return to the Company, and to not subsequently revoke, a general release of all known and unknown claims in the form provided to you by the Company, which is attached hereto as Exhibit B. Nothing in the Release will require you to make untruthful statements or misrepresentations of facts or beliefs, nor shall it require that you violate any law or regulation, or refuse to cooperate with legal authorities in any way, nor shall it require you to continue to work without compensation at a level and in an amount that you approve. Cause, Good Reason and Change of Control shall have the definitions set forth below.

The Company will provide you with full-recourse loans in an amount equal to fifty percent (50%) of the exercise price for those Options exercised by you at an interest rate equal to the Applicable Federal Rate as of the date of the loan; provided any such loans will be due and payable on the earliest of: (i) the nine year anniversary of the loan, (ii) 30 days after the termination of your employment with the Company, and (iii) the date the Company files a registration statement under the Securities Act of 1933, and no additional loans shall be extended after such date.

IV.	Definition of Terms:

(A)	A “Change in Control” shall mean the following: (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided that the foregoing shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof; or (C) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(B)

“Cause” for the Company (or any acquirer or successor in interest thereto) to terminate your employment shall exist if any of the following occurs: (A) your conviction (including a guilty plea or plea of nolo contendere) of any felony or any other crime involving fraud, dishonesty or moral turpitude; (B) your commission or attempted

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commission of or participation in a fraud or act of dishonesty or misrepresentation against the Company; (C) your material violation of any contract or agreement between you and the Company, including without limitation, material breach of your Confidential Information and Inventions Assignment Agreement, or of any material Company policy, or of any material statutory duty you owe to the Company; or (D) your conduct that constitutes gross insubordination, incompetence or habitual neglect of duties, provided, however, that the action or conduct described in clause (C) above and this clause (D) will constitute “Cause” only if such action or conduct continues after the Board has provided you with written notice thereof and thirty (30) days opportunity to cure the same (provided that the Board is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for Cause shall be made by the Board in its sole discretion.

(C)	A resignation for “Good Reason” shall mean a resignation of your employment within one hundred twenty (120) days after the occurrence of any of the following events taken without your written consent which is not corrected within thirty (30) days after the Company (or any successor thereto) receives written notice from you that any of the following events have occurred (which notice must be provided to the Company by you within thirty (30) days after the occurrence of such event) and that you assert that grounds for a resignation for Good Reason exist as a result: (A) a material diminution of your duties, position or responsibilities, provided, however, a mere change in title or reporting relationship following a Change of Control will not by itself constitute “Good Reason” for your resignation, and further provided, however, that the acquisition of the Company and subsequent conversion of the Company as a whole to a division or unit of the acquiring entity will not by itself result in a “diminution;” (B) a reduction by the Company in your base salary as in effect immediately prior to such reduction by more than ten percent (10%) (unless such reduction is made pursuant to an across the board reduction applicable to senior executives of the Company) or (C) the relocation of your assigned office location resulting in an increase in your one-way commuting distance from your residence by at least forty-five (45) miles.

V.	Compliance with Confidential Information Agreement and Company Policies

As a condition of employment, you must sign and comply with the Employee Confidential Information and Inventions Assignment Agreement attached hereto as Exhibit C, which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. The foregoing will not prohibit you from using information that is generally known and used by persons with training and experience comparable to your own, and which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person which would be in violation of any confidentiality or other legal

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obligations you have to such prior employer or other person. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

VI.	Outside Activities

Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. Subject to the restrictions set forth herein and with the prior written consent of the Board, you may serve as a director of other corporations and may devote a reasonable amount of your time to other types of business or public activities not expressly mentioned in this paragraph. The Board may rescind its consent to your service as a director of all other corporations or participation in other business or public activities, if the Board, in its sole discretion, determines that such activities compromise or threaten to compromise the Company’s business interests or conflict with your duties to the Company.

During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

VII.	At-Will Employment Relationship

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

VIII.	Severance Benefits

If, at any time, the Company terminates your employment without Cause, and other than as a result of your death or disability, or you terminate your employment for Good Reason, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)) (a “Separation from Service”), you shall be entitled to receive the following severance benefits (the “Severance Benefits”):

•	Severance Pay: You shall be entitled to severance pay in the form of continuation of your base salary in effect on the effective date of termination for the first nine (9) months after the date of such termination and you shall continue to vest in the Stock Options granted in paragraph IV for six (6) months after the date of such termination; and

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•	COBRA Payments: If you timely elect continued coverage under federal COBRA laws or comparable state insurance laws (“COBRA”), then the Company shall pay the COBRA premiums necessary to continue your medical insurance coverage in effect for yourself and your eligible dependents on the termination date for the first nine (9) months of such coverage (provided that such COBRA reimbursement shall terminate on such earlier date as you are no longer eligible for COBRA coverage or you become eligible for group health insurance benefits through a new employer). Notwithstanding the previous sentence, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made for the same period of time that the Company otherwise would have paid your COBRA premiums hereunder.

As a pre-condition to receipt of the Severance Benefits you will be required to timely sign, date and return to the Company, and to not subsequently revoke, a general release of all known and unknown claims in the form provided to you by the Company, which is attached hereto as Exhibit B, and which Release shall not in an way require you to make untruthful statements or misrepresentations of facts or beliefs, nor shall it require that you violate any law or regulation, or refuse to cooperate with legal authorities in any way, nor shall it require you to continue to work without compensation at a level and in an amount that you approve. The salary continuation payments described in the above paragraph will be paid in substantially equal installments on the Company’s regular payroll schedule subject to standard deductions and withholdings over the nine-month period following termination; provided, however, that the payments will commence on the first payroll date following the effective date of the general release of all known and unknown claims.

IX.	Dispute Resolution

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in Palo Alto, California conducted by JAMS, Inc. (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures for employment disputes. The JAMS Employment Arbitration Rules and Procedures are available for review on JAMS’ web site at http://www.jamsadr.com/rules-employment-arbitration/ The arbitrator shall: (a) have the authority to compel adequate discovery

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for the resolution of all Claims and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. The Company shall pay all administrative fees. You may be represented by your own attorney, at your expense. You and the Company both acknowledge that, by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any Claims through a trial by jury or judge. Nothing in this agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. This offer is contingent upon a background check clearance, reference check, and satisfactory proof of your right to work in the United States, which must be completed prior to your first day of employment. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

X.	Section 409A Compliance

Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to you, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Code Section 409A, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to you, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until you have a “separation from service” within the meaning of Section 409A.

Any severance payments or benefits under this Agreement that would be considered Deferred Payments will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following your separation from service, or, if later, such time as required by the terms of this Agreement. Unless otherwise required by the terms of this Agreement, any installment payments that would have been made to you during the sixty (60) day period immediately following your separation from service but for the preceding sentence will be paid to you on the sixtieth (60th) day following your separation from service and the remaining payments shall be made as provided in this Agreement.

Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your termination (other than due to death), then the Deferred Payments that are payable within the first six (6) months following your separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. [Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

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Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of this paragraph X.

Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constitute Deferred Payments for purposes of this paragraph X.

The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and you agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.

XI.	Miscellaneous

This offer is contingent upon a background check clearance, reference check, and satisfactory proof of your right to work in the United States, which the parties agree must be completed prior to your first day of employment. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and return them to me on or before 24 July 2014 if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start on or before 25 August 2014, or sooner if you can.

Tim Riitters

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Scott Dietzen
Scott Dietzen, CEO

Accepted:

/s/ Tim Riitters Tim Riitters	July 14, 2014 Date

Attachments:

Exhibit A:	List of Benefits

Exhibit B:	Form of Release

Exhibit C:	Employee Confidential Information and Inventions Assignment Agreement